October 24, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chaparral Steel Company
Registration Statement on Form S-4 (No. 333-128300)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective on October 26, 2005 at 3:00 p.m. EDT or as soon thereafter as is practicable.

Very truly yours,

CHAPARRAL STEEL COMPANY

By:	/s/ Celtyn Hughes
J. Celtyn Hughes
Vice President and Chief Financial Officer

cc:	Robert E. Crawford, Jr., Esq.
David E. Morrison, Esq.